June 28, 2011

QMM: NYSE AMEX
QTA: TSX VENTURE
NR-13-11

QUATERRA SUBSIDIARY SINGATSE PEAK SERVICES COMMENCES
DRILLING AT YERINGTON, NEVADA

VANCOUVER, B.C. — Quaterra Resources Inc. today announced that its wholly-owned subsidiary Singatse Peak Services, LLC (SPS) has commenced drilling at the Yerington mine site around the margins of the Anaconda Yerington mine pit.

Initially, 15 core holes totalling 6,000 feet will be drilled in the pit in order to expedite the completion of a (Canadian National Instrument) NI43-101-compliant resource estimate and technical report. The holes will twin historic intercepts of copper mineralization in old Anaconda holes to validate the Company’s digitized Anaconda database that now includes collar locations, rock types, and geochemical assays of 760 historic drill holes. The holes will be drilled to an average depth of 400 feet. Assay results will be released in batches as they become available.

Validation of the historic database will be also be supported by re-assaying the remaining half-splits of selected old Anaconda core from the initial drilling at the mine. Core intervals for the assays have been selected from 44 old holes that have mineralization below the pit bottom.

In addition to the twin holes, approximately 10,000 feet of RC drilling in 16 holes will evaluate possible extensions of known mineralization along the west and southeast margins of the pit. These holes will be drilled to an average depth of 600 feet. Depending on the results of this program, the drilling may be extended to greater distances from the pit walls or to greater depths.

The SPS drilling program around the Yerington pit is part of an aggressive, two-year, exploration program to validate historic drilling data in order to complete a NI43-101-compliant resource estimate and technical report on the project. The program will include geophysical surveys, preliminary metallurgical studies, and deep core holes to evaluate the historic copper mineralization at the mine site and to investigate the surrounding areas for new deposits.

Anaconda closed the Yerington mine in 1978 due to low copper prices, not because of declining mineralization. The estimated remaining copper in and around the Yerington pit after the shut down (K. L. Howard, Jr., Anaconda Internal Memo, 1979) at a cut-off of 0.20% Cu includes:

  97.8 million tons with an average grade of .356% Cu containing approximately 696 million pounds of copper within the original pit design.
  22.8 million tons of material adjacent to the pit with an average grade of 0.30% Cu containing 136.8 million pounds copper.
  Historic resources in the Bear deposit, located in the northeast corner of the property, reportedly containing more than 500 million tons of material averaging 0.4% copper (Dilles and Proffett, 1995). The Bear deposit was discovered in 1961 by Anaconda during condemnation drilling in the sulfide tailings disposal area.

Note: All copper estimates are historic in nature and are not NI43-101 compliant. A qualified person has not done sufficient work to classify these historic estimates as a current mineral resource and Quaterra does not treat them as such. In order to do so, they will have to be confirmed by additional drilling.

Photographs of drilling in progress will be posted on the Quaterra website. Eugene D. Spiering is the Qualified Person with Quaterra Resources responsible for this news release.

Herbert Glacier, Alaska

Grande Portage Resources Ltd. has announced the completion of the first diamond core hole of its 2011 drill campaign at the Herbert Glacier gold project, near Juneau, Alaska.

Grande Portage said it intersected the Deep Trench vein from 342 feet to 380 feet. Strong quartz-veined intervals were found from 352 to 355 feet, 365 to 368 feet and 372 to 377.5 feet. Initial inspection showed visible gold in several locations throughout the mineralized intercepts. Grande Portage said that expedited core sample analysis would be requested. (For more details please see the Grande Portage press release dated June 28, 2011.)

Grande Portage commenced drilling at Herbert Glacier on June 21. It plans to drill at least 3,330 meters from about 22 holes drilled from eight different platforms that will test up to four major veins. Grande Portage has the right to earn a 65% interest from Quaterra in the property by spending US$1.25 million on or before June 15, 2012. It has said it intends to earn its 65% during this summer’s drilling season.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Smith at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.